 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 13)*†

Fifth Street Senior Floating Rate Corp.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

31679F 10 1

(CUSIP Number)

Leonard M. Tannenbaum

777 West Putnam Avenue, 3rd Floor

Greenwich, CT 06830

(203) 681-3600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 30, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

† This Schedule 13D/A constitutes (i) Amendment No. 6 to the Schedule 13D of Fifth Street Asset Management Inc. originally filed on February 24, 2016, as amended by Amendment No. 1 filed on April 8, 2016, Amendment No. 2 filed on August 16, 2016, Amendment No. 3 filed on August 26, 2016, Amendment No. 4 filed on September 8, 2016, and Amendment No. 5 filed on September 14, 2016, (ii) Amendment No. 5 to the Schedule 13D of Fifth Street Holdings L.P. originally filed on February 24, 2016, as amended by Amendment No. 1 filed on August 16, 2016, Amendment No. 2 filed on August 26, 2016, Amendment No. 3 filed on September 8, 2016, and Amendment No. 4 filed on September 14, 2016 and (iii) Amendment No. 13 to the Schedule 13D of Leonard M. Tannenbaum originally filed on March 21, 2014, as amended by Amendment No. 1 filed on March 24, 2014, Amendment No. 2 filed on August 26, 2014, Amendment No. 3 filed on December 22, 2014, Amendment No. 4 filed on May 26, 2015, Amendment No. 5 filed on December 2, 2015, Amendment No. 6 filed on December 31, 2015, Amendment No. 7 filed on February 3, 2016, Amendment No. 8 filed on February 24, 2016, Amendment No. 9 filed on August 16, 2016, Amendment No. 10 filed on August 26, 2016, Amendment No. 11 filed on September 8, 2016, and Amendment No. 12 filed on September 14, 2016.

CUSIP No. 31679F 10 1

1.	Names of Reporting Persons. Leonard M. Tannenbaum

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,205,328.622

	8.	Shared Voting Power 2,677,494

	9.	Sole Dispositive Power 5,205,328.622

	10.	Shared Dispositive Power 2,677,494

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,882,822.622

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 26.8%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 31679F 10 1

1.	Names of Reporting Persons. Fifth Street Asset Management Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,677,494

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,677,494

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,677,494

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.1%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 31679F 10 1

1.	Names of Reporting Persons. Fifth Street Holdings L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,677,494

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,677,494

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,677,494

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.1%

14.	Type of Reporting Person (See Instructions) PN

This Schedule 13D/A constitutes (i) Amendment No. 6 to the Schedule 13D of Fifth Street Asset Management Inc. originally filed on February 24, 2016, as amended by Amendment No. 1 filed on April 8, 2016, Amendment No. 2 filed on August 16, 2016, Amendment No. 3 filed on August 26, 2016, Amendment No. 4 filed on September 8, 2016, and Amendment No. 5 filed on September 14, 2016, (ii) Amendment No. 5 to the Schedule 13D of Fifth Street Holdings L.P. originally filed on February 24, 2016, as amended by Amendment No. 1 filed on August 16, 2016, Amendment No. 2 filed on August 26, 2016, Amendment No. 3 filed on September 8, 2016, and Amendment No. 4 filed on September 14, 2016 and (iii) Amendment No. 13 to the Schedule 13D of Leonard M. Tannenbaum originally filed on March 21, 2014 (the “Tannenbaum Schedule 13D”), as amended by Amendment No. 1 filed on March 24, 2014, Amendment No. 2 filed on August 26, 2014, Amendment No. 3 filed on December 22, 2014, Amendment No. 4 filed on May 26, 2015, Amendment No. 5 filed on December 2, 2015, Amendment No. 6 filed on December 31, 2015, Amendment No. 7 filed on February 3, 2016, Amendment No. 8 filed on February 24, 2016, Amendment No. 9 filed on August 16, 2016, Amendment No. 10 filed on August 26, 2016, Amendment No. 11 filed on September 8, 2016, and Amendment No. 12 filed on September 14, 2016.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is amended by adding the following:

It is anticipated that the Purchase (as defined in Item 4) would be financed through Mr. Tannenbaum’s personal funds, FSH’s working capital, borrowings by Mr. Tannenbaum and/or FSH or a combination thereof. The summary of the PSA (as defined in Item 4) and the Purchase in Item 4 is incorporated by reference in its entirety into this Item 3. Such summary is qualified in its entirety by reference to the complete text of the PSA, a copy of which is attached hereto as Exhibit 4 and is incorporated by reference in its entirety into this Item 3.

Item 4.	Purpose of Transaction

Item 4 is amended by adding the following:

On September 30, 2016, Mr. Tannenbaum and Fifth Street Holdings L.P. (“FSH”) entered into the Purchase and Settlement Agreement (the “PSA”) by and among (i) FSH, Leonard M. Tannenbaum (together with FSH, the “Buyers”), and (ii) Ironsides Partners LLC, Ironsides Partners Special Situations Master Fund II L.P. and Ironsides P Fund L.P. (collectively, this clause (ii), the “Sellers”).

On the terms and subject to the conditions of the PSA, the Buyers have agreed to purchase 1,942,641 Shares (as defined in the Tannenbaum Schedule 13D) of the Issuer (as defined in the Tannenbaum Schedule 13D) from the Sellers for a per-share purchase price of $9.00, without interest (the “Purchase”). The closing of the Purchase is contemplated to occur on November 30, 2016.

In the PSA, the Sellers agreed to observe certain standstill provisions in respect of the Issuer, Fifth Street Finance Corp. and Fifth Street Asset Management Inc. until the earlier of (i) certification of voting results with respect to each company’s 2018 annual meeting of stockholders, (ii) July 6, 2018 and (iii) the closing date, if the closing of the Purchase has not occurred on November 30, 2016 (other than by reason of the failure of the Sellers to deliver the Shares, free and clear of any liens, at the closing). On the basis of the foregoing agreements, the Reporting Persons may be deemed to have formed a “group,” as such term is used in Section 13(d) of the Securities Exchange Act of 1934 and the rules thereunder, with the Sellers. Based on the representations of the Sellers in the PSA, the Reporting Persons believe that the members of such group would have aggregate beneficial ownership of 7,882,822.622 Shares.

In connection with the execution and delivery of the PSA, FSH and Mr. Tannenbaum have entered into an allocation and backstop agreement (the “Allocation and Backstop Agreement”) that provides that to the extent that FSH fails to purchase any or all of the Shares set forth under FSH’s name on Schedule I to the PSA (as may be amended), Mr. Tannenbaum shall purchase all such remaining Shares, provided that Sellers have delivered their Shares free and clear of liens pursuant to the PSA. The Allocation and Backstop Agreement also provides for mutual indemnification of the parties in connection with their obligations under the PSA and the Allocation and Backstop Agreement.

The summary of the PSA and the Purchase in this Item 4 is qualified in its entirety by reference to the complete text of the PSA, a copy of which is attached hereto as Exhibit 4 and is incorporated by reference in its entirety into this Item 4. The summary of the Allocation and Backstop Agreement in this Item 4 is qualified in its entirety by reference to the complete text of the Allocation and Backstop Agreement, a copy of which is attached hereto as Exhibit 4 and is incorporated by reference in its entirety into this Item 4.

Item 5.	Interest in Securities of the Issuer

Item 5 is amended and restated as follows:

(a)-(b) The information set forth in rows 7 through 13 of each cover page to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 29,466,768 outstanding Shares as of August 9, 2016, as reported in the Issuer’s Form 10-Q for the quarterly period ended June 30, 2016. Of the Shares over which Mr. Tannenbaum has sole voting and dispositive power, (i) 5,098,819.622 Shares are held by him directly; (ii) 95,634 Shares are held by the Leonard M. Tannenbaum Foundation (the “Foundation”), for which Mr. Tannenbaum serves as the President; and (iii) 10,875 Shares are held as custodian for his three children (in the amounts of 7,500 Shares, 2,000 Shares and 1,375 Shares). The 2,677,494 Shares over which Mr. Tannenbaum has shared voting and dispositive power are directly held by FSH. The 2,677,494 Shares over which FSAM has shared voting and dispositive power are directly held by FSH.

(c) Not applicable, other than as disclosed in Item 4.

(d) FSH has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 2,677,494 Shares beneficially owned by Mr. Tannenbaum and FSAM. The Foundation has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 95,634 Shares beneficially owned by Mr. Tannenbaum. Mr. Tannenbaum’s children have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 10,875 Shares beneficially owned by Mr. Tannenbaum.

(e) Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is amended by adding the following:

The summary of the PSA and the Purchase in Item 4 is incorporated by reference in its entirety into this Item 6. Such summary is qualified in its entirety by reference to the complete text of the PSA, a copy of which is attached hereto as Exhibit 4 and is incorporated by reference in its entirety into this Item 6. The summary of the Allocation and Backstop Agreement in Item 4 is incorporated by reference in its entirety into this Item 6. Such summary is qualified in its entirety by reference to the complete text of the Allocation and Backstop Agreement, a copy of which is attached hereto as Exhibit 5 and is incorporated by reference in its entirety into this Item 6.

Item 7.	Material to be Filed as Exhibits

Exhibit 4 Purchase and Settlement Agreement, dated as of September 30, 2016, by and among Fifth Street Holdings L.P., Leonard M. Tannenbaum, Ironsides Partners LLC, Ironsides Partners Special Situations Master Fund II L.P. and Ironsides P Fund L.P.

Exhibit 5 Allocation and Backstop Agreement, dated September 30, 2016, by and between Fifth Street Holdings L.P. and Leonard M. Tannenbaum

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 5, 2016

/s/ Leonard M. Tannenbaum
LEONARD M. TANNENBAUM

FIFTH STREET ASSET MANAGEMENT INC.

By:	/s/ Leonard M. Tannenbaum
Name:	Leonard M. Tannenbaum
Title:	Chief Executive Officer

FIFTH STREET HOLDINGS, L.P.

By: Fifth Street Asset Management Inc., its general partner

By:	/s/ Leonard M. Tannenbaum
Name:	Leonard M. Tannenbaum
Title:	Chief Executive Officer